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CONTACT: Robert K. Lifton
         (212) 935-8484

KCSA     Joseph A. Mansi
CONTACT: (212) 682-6300, Ext. 205
         Jmansi@kcsa.com
         www.kcsa.com


                                                           FOR IMMEDIATE RELEASE

                          MEDIS TECHNOLOGIES ANNOUNCES
                     COMPLETION OF TENDER OFFER FOR MEDIS EL

NEW YORK, June 6, 2000 -- Medis Technologies Ltd. (Nasdaq: MDTL) announced today that it has accepted for exchange 3,635,397 ordinary shares of Medis El Ltd. tendered pursuant to Medis Technologies' offer to exchange 1.37 shares of its common stock for each Medis El ordinary share tendered. The exchange offer expired as scheduled at 5:00 p.m., eastern time on June 5, 2000.

         Based upon a preliminary report from Medis Technologies' exchange agent, 3,635,397 ordinary shares of Medis El were tendered and not withdrawn, which constitutes, along with the approximately 64 percent of Medis El already owned by Medis Technologies, approximately 97.8% of the outstanding ordinary shares of Medis El. It is contemplated that each holder of ordinary shares not tendered in the exchange will receive 1.37 shares of Medis Technologies' common stock upon a proposed statutory merger of Medis El with and into a wholly-owned subsidiary of Medis Technologies, with the consequence of Medis Technologies beneficially owning 100 percent of Medis El's ordinary shares. The merger will be completed as soon as practicable.

         "We are pleased at this resounding affirmative response to the exchange offer," said Robert K. Lifton, Chairman and Chief Executive Officer of Medis Technologies. "The start of trading of Medis Technologies' shares under the MDTL symbol completes this chapter in our development. Meanwhile, we continue to work to achieve our vision for Medis Technologies of `clean energy for the 21st Century' with significant advances in our fuel cell, toroidal engine, toroidal compressor and other energy-related technologies. And the CellScan also continues to see valuable advances. We look forward with excitement to the future of Medis Technologies."

         Medis El, Ltd., founded in 1992, is an Israeli corporation, operating as a greenhouse for the development of highly advanced, innovative, proprietary technology products primarily related to sources of clean energy that is seeks to license, sell, or joint venture with large international corporations. Its energy related products, in varying stages of development, include fuel cell technology, toroidal engine and compressor, stirling cycle linear compressor, reciprocating electrical machine, direct current regulating device, and water technologies. In



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addition it has developed the CellScan, a static cytometer for sophisticated cell analysis.

                                      # # #

This report may contain forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk and uncertainties, included, but not limited to, the successful completion of product development, the success of product tests, commercialization risks, availability of financing and results of financing efforts. Further information regarding these and other risks is described from time to time in the Company's filings with the SEC.

         This release and prior releases are available on the KCSA Public Relations website at www.kcsa.com.